

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Keith Tanaka
Chief Financial Officer
Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Boulevard
Santa Monica, CA 90401

>   **Re: Conspiracy Entertainment Holdings, Inc.**
>   **Form 8-K**
>   **Filed March 14, 2011**
>   **File No. 000-32427**

Dear Mr. Tanaka:

We note that your December 31, 2009 financial statements were audited by Chisholm, Bierwolf, Nilson & Morrill, LLC ("Chisholm") and that you stated in your Form 8-K that Chisholm's registration with the Public Company Accounting Oversight Board ("PCAOB") is pending revocation. Once Chisholm is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Chisholm audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please confirm to us, to the extent the PCAOB revokes the registration of Chisholm, you will obtain a re-audit of any period previously audited by Chisholm prior to inclusion in future filings.

Please respond to this letter within five business days by submitting your written response as correspondence on EDGAR. You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding comments and related matters.

Sincerely,

/s/ Ryan C. Milne

Ryan C. Milne
Accounting Branch Chief